James W. Griffith
President & Chief Executive
Officer
The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.
Telephone: (330) 471-6399
Facsimile: (330) 471-4041
December 22, 2008
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010
Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2007 Filed February 28, 2008 Form 10-Q for the Fiscal Quarter Ended September 30, 2008 Filed November 7, 2008 File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of November 26, 2008, regarding your review of the filings referenced above for The Timken Company (the “Company”). Please be advised that although your letter was dated November 26, 2008, due to the Thanksgiving holiday, we were not able to review the letter until December 1, 2008. Pursuant to a telephone conference on December 3rd between yourself and representatives of the Company, we indicated that the Company would reply by December 22, 2008. For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Liquidity and Capital Resources, page 35
1.	You state that under the Senior Credit Facility you have two financial covenants: a consolidated leverage ratio and a consolidated interest coverage ratio. In future filings, please include a tabular presentation of your actual ratios versus minimum/maximum ratios permitted under the financial covenants. This presentation will allow an investor to easily understand your current status in meeting your financial covenants. This disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.3 of the Financial Reporting Codification for guidance. Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the senior credit facility is the amount that would not result in a violation of your financial covenants.

December 22, 2008
The Timken Company
The Company currently believes that the likelihood of default under the Senior Credit Facility is remote. The maximum consolidated leverage ratio permitted under the Senior Credit Facility is 3.0 to 1.0. As of September 30, 2008, the Company’s consolidated leverage ratio was 0.89 to 1.0. The minimum consolidated interest coverage ratio permitted under the Senior Credit Facility is 2.0 to 1.0. As of September 30, 2008, the Company’s consolidated interest coverage ratio was 11.82 to 1.0. However, since the Company currently believes that the likelihood of default under the Senior Credit Facility is remote, disclosure of its actual ratios is not warranted under the current circumstances. However, in future filings, if the likelihood of default is no longer remote, the Company will disclose its actual ratios versus the minimum/maximum ratios permitted under the financial covenants. In addition, if the Company were to borrow all amounts available under its Senior Credit Facility, it would still be in full compliance with the financial covenants under that facility. The Company will clarify this point in future filings.

2.	In future filings please identify any known trends, demands, commitments, events or uncertainties that will affect or are reasonably likely to affect your liquidity in any material way. For example, we note your statement on page 5 that any reduction in distributions under the Continued Dumping and Subsidy Offset Act would reduce your earnings and cash flow.

Management of the Company will continue to review known trends, demands, commitments, events or uncertainties and risks that will affect or are reasonably likely to affect liquidity in any material way and will continue to make appropriate disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

With respect to any potential reduction in distributions under the Continued Dumping and Subsidy Offset Act, the Company disclosed what it knew about this issue as it related to the Continued Dumping and Subsidy Offset Act in “Other Matters” under the Management’s Discussion and Analysis on page 39 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007.
Note 6 — Impairment and Restructuring Charges, page 53
3.	We note you recorded impairment charges of $11.7 million during the 2007 fiscal year. However, you do not provide the factors contributing to the impairments. For example, you state you recorded an impairment charge of $5.3 million related to one of the Industrial Group’s entities during 2007, but you do not discuss the source of the impairment charge. In future filings please provide a description of the impaired long-lived asset and the facts and circumstances leading to the impairment. Refer to paragraph 26 of SFAS 144.

In future filings, the Company will provide a description of the impaired long-lived asset (or asset group) and the facts and circumstances leading to the impairment. With respect to the $11.7 million of impairment charges recorded during 2007, $4.8 million related to the impairment of fixed assets in conjunction with the rationalization of the Company’s three bearing plants in

December 22, 2008
The Timken Company
Canton, Ohio; $1.5 million related to the impairment of fixed assets in conjunction with the former Automotive segment’s restructuring and workforce reduction plans at the Company’s former manufacturing facility in Clinton, South Carolina; and $5.3 million related to an impairment of fixed assets at the Company’s facility in Spain as a result of the carrying value of these assets exceeding expected future cash flows due to the then-anticipated sale of this facility.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Note 12 — Impairment and Restructuring Charges, page 12
Bearings and Power Transmission Reorganization, page 12
4.	You state that you expect to realize pretax savings of approximately $10 to $20 million annually by the end of 2008 as a result of certain changes. In future filings please quantify how much of this cost savings you have actually realized to date. Additionally, if your pretax savings is less than $10 million please provide an analysis that quantifies the contributing factors that caused you not to realize the full expected pretax savings.

In future filings, the Company will quantify how much of the pretax cost savings it has actually realized by the end of each reporting period. Additionally, if our pretax savings is less than $10 million, we will provide an analysis that quantifies the contributing factors that caused us not to realize the full expected pretax savings.

The Company presently believes the cost savings relating to the realignment of its management structure will be between $15 million and $20 million, and the Company expects to be able to obtain these savings by the end of 2008.
Mobile Industries, page 13
5.	You disclose the restructuring and planned reductions in your Mobile Industries segment are targeted to deliver annual pretax savings of approximately $75 million. Due to the delay in the timing of the closure of the manufacturing facility in Sao Paulo, Brazil, you state you do not expect to realize these savings until the end of 2009. In future filings please quantify how much of this cost savings you have actually realized to date, if any, and clarify the impact of the delay in the closure of the Sao Paulo facility. Explain specifically how the increased customer demand has impacted management’s plan to close the facility, describe management’s considerations, and clarify whether significant changes to the original plan have occurred or are likely.

In future filings, the Company will quantify how much of the cost savings it has actually realized through the end of each reporting period due to the restructuring and workforce reduction plans of the Mobile Industries segment and will also clarify the impact of the delay in the closure of the Sao Paulo, Brazil facility. The Company has completed all aspects of its announced

December 22, 2008
The Timken Company
restructuring and workforce reduction plans in its Mobile Industries segment, with the exception of the closure of the manufacturing facility in Sao Paulo, Brazil. The delay in the closure of the Sao Paulo, Brazil manufacturing facility is due to stronger than expected demand in the Heavy Truck market sector. The original plan was to close the Sao Paulo, Brazil facility by the end of 2007; however, such closure would have limited the Company’s ability to provide products to this market sector. In future filings, the Company will disclose specifically how the increased customer demand has impacted management’s original plan to close the facility, describe our considerations and clarify whether significant changes to the original plan have occurred or are likely to occur in the future.
Process Industries
6.	Due to your rationalization initiative you expect to deliver annual pretax savings of approximately $20 million through streamlining operations and workforce reductions by the end of 2009. In future filings please quantify the realized cost savings to date.

In future filings, the Company will quantify in its disclosures how much of the cost savings it has actually realized at the end of each reporting period due to the rationalization of the Company’s three bearing plants in Canton, Ohio.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
7.	While the discussion of results of operations in your Forms 10-K and 10-Q discusses intermediate effects of certain trends and events on your operations, the analysis frequently does not quantify significant factors or discuss the reasons underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:
•	On page 20 you attribute the increase in gross profit margins to “higher surcharges, favorable pricing, favorable mix, higher sales volumes across most market sectors and lower rationalization expenses, partially offset by higher LIFO charges, higher raw material costs and lower demand from North American light-vehicle customers.” The impact of these various items are not quantified, and there is no detailed discussion of the factors or their underlying causes.
•	The discussion of your segments’ net sales and adjusted EBIT on pages 25-29 lists significant offsetting factors without quantifying the impact of each of these factors, and there is little information to help an investor assess the significance or magnitude of these events. There is frequently little detail on the nature and underlying causes of factors such as higher volumes, favorable pricing, product mix, higher raw material and logistics costs, or LIFO income.
•	It appears expanded disclosure of your scrap metal costs and surcharges used to recover these costs would be useful information

December 22, 2008
The Timken Company
for investors. While you list surcharges as a significant factor in the increase in sales and mention the offsetting effects of surcharges and higher raw materials costs in your discussion of the increase in gross margins, it is not clear how fluctuations in the price of scrap metal have impacted the gross profit overall or Adjusted EBIT in your Steel segment. Useful disclosure may include specific information on changes in the price of scrap metal over the period, trends and management’s future expectations, details on the pricing mechanisms used in your contracts for raw materials surcharges, quantification of the impact on gross margin, as well as the known or expected impact of delayed surcharge adjustments on future periods.
These examples are not meant to be a comprehensive list and are merely representative of issues note throughout your discussion. In future filings please expand the discussion of results of operations accordingly. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Management of the Company will continue to review current and known trends and risks that will affect or are reasonably likely to affect results of operations in any material way and, in future filings, the Company will continue to make such disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, the Company will quantify in more detail the changes in the Company’s results of operations, where appropriate. In addition, the Company will provide a discussion of the factors or underlying causes of the trends and events affecting the Company’s operations, where appropriate. The Company will also expand its disclosure on changes in the price of scrap metal over the period as well as known trends and management’s future expectations of the price of scrap metal, including the impact on LIFO inventory valuations.

8.	Please expand MD&A to provide a discussion of recent economic events, including the lower market-wide demand for automobiles and machinery and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure.

Management of the Company will continue to review recent economic events, including the lower market-wide demand for automobiles and machinery and the current and expected impact on our operations, financial position and liquidity.

Management of the Company will also continue to review the appropriateness of providing information on its customers, recent order activity, expected trends, management’s plan for managing these events and potential future actions by management.

December 22, 2008
The Timken Company
The Company will also broaden its disclosure within its liquidity discussion to address the expected impact to current and future cash flows and how the Company expects recent economic events, including the credit shortage, may affect other sources of liquidity.
The Company expects to include the following proposed future disclosure, if still appropriate at the time of the next filing:
Sales for the Company’s Mobile Industries segment decreased as a result of a decline in the light-vehicle market sector. Orders for this market sector have decreased by XX% over the same period a year ago. The Company expects to see declining revenues for the next XX months due to lower market demand. In response to the lower revenues, the Company is moving from 5-day work weeks to 4-day work weeks, at certain plants, in response to the lower market demand. The move to a 4-day work week is expected to decrease variable costs, as well as inventory levels, which will offset, in part, the impact lower revenues will have on the Company’s income from operations and liquidity. Management is also currently reviewing its options regarding its various product lines in the light-vehicle market sector, including exiting certain product lines. Exiting certain product lines could reduce both fixed and variable costs, as well as inventory levels, which could further benefit income from operations and liquidity; however, in the short-term, it could trigger impairment losses and the payment of severance, which will negatively affect income from operations and liquidity.
The Company expects to include the following proposed future disclosure, if still appropriate at the time of the next filing:
The Company has $250 million of fixed-rate unsecured notes which mature in February 2010. In addition, the Company’s $500 million revolving Senior Credit Facility expires in June 2010. The current credit shortage may severely affect the availability and future cost of funds in the market. The Company currently expects to refinance both the unsecured notes and the Senior Credit Facility in 2010, although with higher anticipated financing costs.
Liquidity and Capital Resources, page 32
9.	We note an increase in your allowance for doubtful accounts, in part due to accounts receivable related to your automobile industry customers. In future filings please discuss the reasons you increased your reserve (i.e. customers in bankruptcy, slow payments, forgiveness of receivable) and the impact to current and future liquidity. Refer to Section 501.05 of the Financial Reporting Codification for guidance.

The increase in the Company’s allowance for doubtful accounts is largely due to the Company’s exposure to the North American automobile industry. In

December 22, 2008
The Timken Company
future filings, the Company will discuss the reasons for the increase in its reserve and the impact on current and future liquidity, where appropriate.
Critical Accounting Policies and Estimates, page 34
10.	Please describe your consideration of addressing your accounting for inventories in the discussion of critical accounting policies in your Forms 10-Q. The impact of changing expectations of scrap metal costs on interim LIFO calculations was a significant component of the increase in income in the third quarter. Expanded disclosure on current scrap metal prices, current trends and future expectations of management, and how these factors affect inventory accounting and reported operations would be useful for investors.

On a quarterly basis, the Company discloses in its Inventory footnote in its Form 10-Q that an actual valuation of the inventory under the LIFO method can be made only at the end of the year based on the inventory levels and costs at that time. Interim LIFO calculations are based on management’s estimates of year-end levels and costs. Scrap metal costs were at historically high prices during the majority of 2008, hitting a record high in August. In September, scrap metal costs started to decline. Significant fluctuations in scrap metal costs caused severe changes in management’s estimates of year-end inventory values. The Company recognized LIFO income of $29.5 million in the third quarter, after recognizing LIFO expense of $71.8 million for the first half of 2008, resulting in LIFO expense of $42.3 million for the first nine months of 2008.

In addition, the Company has provided forward-looking information on sales and EBIT, along with some insight to trends concerning raw material costs and steel scrap costs. On page 29 of the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2008, the Company disclosed that “Scrap steel costs are expected to significantly decrease from the third quarter to the fourth quarter, after being at historically high levels for most of 2008.”

In future filings, the Company will expand its disclosure on current scrap metal prices, current trends and future expectations of management, and how these factors affect inventory accounting and reported operations in the Critical Accounting Policies and Estimates in the Company’s Form 10-K and, if warranted, will expand this disclosure to the Company’s quarterly filings on Form 10-Q.

11.	Please clarify the criteria for determining whether FIFO or LIFO will be used to value specific types of inventories.

The Company disclosed in its Significant Accounting Policies footnote on page 46 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 that inventories are valued at the lower of cost or market, with 50% valued by the LIFO method and the remaining 50% valued by the FIFO method. The majority of the Company’s domestic inventories are valued by the LIFO method and all of the Company’s international inventories are valued by the

December 22, 2008
The Timken Company
FIFO method. The Company will broaden its disclosures in the Critical Accounting Policies and Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-K to clarify the criteria for determining whether FIFO or LIFO will be used to value specific types of inventories. If warranted, the Company will update its disclosures quarterly in the Company’s Forms 10-Q.

12.	Net periodic benefit cost for your retirement and postretirement benefit plans decreased $26.3 million during the nine months ended September 30, 2008, compared to the prior interim period, contributing 10% of the overall increase in earnings before taxes. The decrease in cost is driven by an increased expected return on plan assets and a decrease in recognized net actuarial loss. Pension plan assets were 67% invested in equity securities at December 31, 2007. Please expand MD&A in future filings to discuss the impact market conditions have had on plan assumptions and the net periodic benefit cost, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. Discuss other significant factors, such as the discount rate assumption and plan settlements. Discuss the impact on your financial position from changes in the fair value of plan assets and actuarial gains or losses. Discuss funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements. In your response, please provide a detailed description of proposed future disclosure.

With respect to the impact of current market conditions on pension plan assets, the Company disclosed that returns for its global defined pension plan assets were significantly below the Company’s expected rate of return assumption of 8.75 percent through October 31, 2008 due to broad declines in the global equity markets. This disclosure was provided in “Financing Obligations and Other Commitments” under the Management’s Discussion and Analysis on page 33 of the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2008. In addition, the Company disclosed that lower than expected returns in 2008 are expected to negatively impact the funded status of the plans at the end of 2008, which in turn may impact future pension expense and required cash contributions.

With respect to the impact of changes in the discount rate, the Company disclosed that a 0.25 percentage point reduction in the discount rate as of December 31, 2007 would increase pension expense by approximately $4.5 million for 2008 in “Critical Accounting Policies and Estimates” under the Management’s Discussion and Analysis on page 38 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007. In addition, the Company has also disclosed that a 0.25 percentage point reduction in the expected rate of return as of December 31, 2007 would increase pension expense by approximately $5.1 million for 2008 on the same page of the Company’s 2007 Form 10-K. Lastly, the Company has also disclosed on that same page that a one percentage point increase in the assumed health care cost trend rate would have increased the 2007 total service and interest components of other post-retirement benefits expense by $1.1 million and would have increased the postretirement obligation as of December 31, 2007 by $18.6 million.

December 22, 2008
The Timken Company
In future filings, the Company will expand Management’s Discussion and Analysis to discuss the impact market conditions are expected to have on plan assumptions and the future net periodic benefit costs, as well as the expected impact on future operations from a decrease in plan assets, change in expected return and amortization of actuarial loss. The Company will also discuss other significant factors, such as the discount rate assumption and plan assumptions, if warranted. Lastly, the Company will broaden its disclosures to include funding requirements relative to its accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to meet funding requirements.
The Company expects to include the following proposed future disclosure:
A discount rate is used to calculate the present value of expected future pension and postretirement cash flows as of the measurement date. The Company establishes the discount rate by constructing a portfolio of high quality corporate bonds and matching the coupon payments and bond maturities to projected benefit payments under the Company’s pension plans. The bonds included in the portfolio are generally non-callable and rated AA- or higher by Standard & Poor’s. A lower discount rate will result in a higher benefit obligation; conversely, a higher discount rate will result in a lower benefit obligation. The discount rate is also used to calculate the annual interest cost, which is a component of net periodic benefit cost. A 0.25 percentage point reduction in the discount rate would increase pension expense by approximately $X.X million for 2009.
The expected rate of return on plan assets is determined by analyzing the historical long-term performance of the Company’s pension plan assets, as well as the mix of plan assets between equities, fixed income securities and other investments, the expected long-term rate of return expected for those asset classes and long-term inflation rates. A 0.25 percentage point reduction in the expected rate of return would increase pension expense by approximately $X.X million for 2009.
Short-term asset performance can differ significantly from the expected rate of return, especially in volatile markets. A lower-than-expected rate of return on pension plan assets will increase pension expense and future contributions. For the period ended December 31, 2008, the asset returns for the Company’s defined benefit pension plans in the United States were a negative XX.X%, which was significantly below the Company’s long-term expected rate of return of 8.75%. The lower returns are expected to have no impact on the Company’s 2009 minimum contributions, but it will increase its expected 2010 minimum contributions by $XX million.
Management regularly evaluates the discount rate and expected rate of return on plan assets and makes changes to those assumptions as required and appropriate. Other plan assumptions are also reviewed on a regular basis to reflect recent experience and the Company’s

December 22, 2008
The Timken Company
future expectations. Actual experience that differs from these assumptions may affect future liquidity, expense, and the overall financial position of the Company.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President — Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

cc:	Tracey McKoy Securities and Exchange Commission Glenn A. Eisenberg The Timken Company J. Ted Mihaila The Timken Company Lawrence F. Cruise Ernst & Young